Exhibit 99.B(g)(5)

[CERTAIN PORTIONS OF THIS EXHIBIT CONTAIN CONFIDENTIAL INFORMATION. THE CONFIDENTIAL PORTIONS OF THIS EXHIBIT ARE IDENTIFIED AS [REDACTED] AND HAVE BEEN OMITTED.]

THIRD AMENDED AND RESTATED

AUTOMATIC INDEMNITY REINSURANCE AGREEMENT

(this “Agreement”)

CEDING COMPANY:	THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
(hereinafter referred to as the "Ceding Company")

REINSURER:	LINCOLN NATIONAL REINSURANCE COMPANY (BARBADOS) LIMITED
(hereinafter referred to as the "Reinsurer")

ORIGINAL EFFECTIVE DATE: July 1, 2003

FIRST AMENDMENT AND RESTATEMENT DATE: October 1, 2009

SECOND AMENDMENT AND RESTATEMENT DATE: November 1, 2013

THIRD AMENDMENT AND RESTATEMENT DATE: January 1, 2023

Commencing on the Effective Date and any Amendment Date thereafter, the Ceding Company will submit and the Reinsurer agrees to accept the Ceding Company's [REDACTED]risks as defined in Schedule A, associated with the Contracts listed in Schedule B, subject to the provisions of this Agreement.

PREAMBLE

WHEREAS the Ceding Company and the Reinsurer entered into an Automatic Indemnity Reinsurance Agreement that was effective July 1, 2003 (the “Original Agreement”);

WHEREAS the Ceding Company and the Reinsurer agreed to amend and restate the Original Agreement as of October 1, 2009 and November 1, 2013, respectively;

WHEREAS the Ceding Company and the Reinsurer agree to amend the Original Agreement for a third time to be effective as of January 1, 2023 (the “Agreement”);

WHEREAS the Ceding Company and Reinsurer entered into reinsurance agreements Treaty K201010118 and Treaty K201052118 that were effective January 1, 2018, and May 21, 2018, respectively (collectively the “Merged Agreements”), that the parties desire to merge into the Agreement as of the Agreement’s effective date with the Agreement surviving as the controlling document; and

WHEREAS the Ceding Company and the Reinsurer agree that the Merged Agreements will terminate upon being merged into the Agreement.

NOW THEREFORE and in consideration of mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Accounting Period means the reporting period agreed to by both parties and shall be at least quarterly.

Agreement means this Third Amended and Restated Automatic Indemnity Reinsurance Agreement.

Ceding Company means The Lincoln National Life Insurance Company.

Confidential Information means any and all information acquired by the Reinsurer or the Ceding Company prior or subsequent to the execution of this Agreement with the exception of either information readily available in the public domain or information acquired from sources other than the other party.

Contract(s) means those specific annuity contracts enumerated in Schedule B.

Original Effective Date is July l, 2003.

Individual Policy means a Contract issued to a contract holder.

[REDACTED]

Indiana SAP shall mean the statutory accounting principles and practices prescribed with respect to Indiana-domiciled life insurance companies by the Indiana Department of Insurance.

Material Change means modification to a practice, procedure or condition that a prudent insurance executive would consider as likely to impact experience under this Agreement.

Modco Account has the meaning described in Article IV.

Permitted Investments means the assets listed in Schedule F.

Reinsurance Premium(s) means the premium so designated and calculated as described in Schedule C.

Reinsurer is Lincoln National Reinsurance Company (Barbados) Limited.

Rider is the form(s) attached to the Base Contract to add a Guaranteed Benefit.

Rider Fee is the charge specified in the Base Contract/Rider for the covered Guaranteed Benefit.

Statutory Carrying Value shall mean, as of the end of any accounting period, with respect to any asset maintained in the Modco Account, the amount permitted to be carried by the Ceding Company as an admitted asset consistent with Indiana SAP.

Statutory Reserve(s) means the Ceding Company's net reserves for Indiana insurance regulatory purposes before reinsurance under this Agreement, less the Ceding Company's net reserves for Indiana insurance regulatory purposes after reinsurance under this Agreement. For purposes of this Agreement, Statutory Reserves shall be computed on a basis consistent with the Ceding Company's Indiana insurance regulatory reporting valuation practices that are current as of that particular valuation date.

Third Amendment Date is January 1, 2023.

ARTICLE II

AUTOMATIC REINSURANCE

1.	CESSION

The parties acknowledge and agree that the structure of the Original Agreement, the First Amend and Restated Agreement, and the Second Amended and Restated Agreement were coinsurance with funds withheld and this Agreement has no impact on any prior settlements under those agreements. Beginning with the Effective Date of this Agreement, the Ceding Company will cede and the Reinsurer will accept, subject to the limits and conditions set forth in this Agreement and the attached Schedules, reinsurance on a modified coinsurance basis, of a quota share equal to [REDACTED] attached to the Contracts as specified in Schedule B (the “Quota Share”), except that, to the extent that the Ceding Company enters into or has entered into any third party reinsurance agreements covering [REDACTED], the determination of the cession to the Reinsurer on any given date shall in all cases be made net of any such third party reinsurance then in effect.

2.	COVERAGE

This Agreement covers the Ceding Company's liability for [REDACTED]. It does not include [REDACTED].

3.	NEW ANNUITY CONTRACTS OR REVISIONS

The Ceding Company may cede to the Reinsurer liability for [REDACTED]with respect to a new annuity contract, or a revised version of an annuity contract where such revision affects the calculation of the [REDACTED], simply by providing the Reinsurer with written notice of such intention together with a copy of the proposed annuity contract, or revision. Unless the Reinsurer rejects the changes in writing within thirty (30) days after receipt of the additions and revisions, such additions and revisions shall automatically be included in this Agreement. Schedules A and B shall be updated as necessary to reflect the addition of Contracts and revisions to Contracts covered under this Agreement, including Contracts reinsured under this Agreement since its Original Effective Date, as well as Contracts reinsured under the Merged Agreements. Notwithstanding the foregoing, the Reinsurer retains the right to terminate this Agreement as to new business according to the terms of Article XII, Section 2.

ARTICLE III

PREMIUMS, PAYMENTS,

EXPENSES, AND REPORTING

1.	REINSURANCE PREMIUMS

Both the Initial Reinsurance Premium and the Reinsurance Premium shall be determined in accordance with Schedule C. Reinsurance premiums shall be paid following each Accounting Period in arrears. The Reinsurance Premium will at all times be equal to or less than the charges collected by the Ceding Company from the contract. In the event no charges or fees are collected from the contract holder, no reinsurance premiums shall be paid.

2.	OFFSET

Any debts or credits, regardless of how, when or where they arose or were incurred, in favor of or against either the Ceding Company or the Reinsurer shall be offset and only the balance allowed or paid. Notwithstanding the foregoing, any such offset is limited to amounts owed between the parties in accordance with this Agreement.

3.	REIMBURSEMENT OF LOSSES

A.	All reinsurance claims settlements are subject to the terms and conditions of the Individual Policy under which the Ceding Company is liable. The Reinsurer shall accept the Ceding Company's good faith settlement of all [REDACTED]claims under the Contracts. When requested, the Ceding Company shall provide the Reinsurer with copies of any documentation within the Ceding Company's possession with respect to specific [REDACTED]claims under the Contracts or with respect to items used to compute amounts contained in the accounting reports.

B.	The Reinsurer shall pay losses with the next settlement immediately following the Accounting Period when the losses are incurred.

4.	REPORTS

The Ceding Company shall prepare periodic reports as described in Schedule D and submit these to the Reinsurer within thirty (30) days of the end of each Accounting Period. Amounts due to or from the parties shall be netted and only net amounts paid, subject to the terms and conditions set forth in section 7 of this Article III. Amounts due the Reinsurer or the Ceding Company as determined by the Ceding Company shall be settled in the manner as described in section 7 below. If, subsequent to the Amendment Date, either party determines that it needs additional reports from the other party, it shall provide a written request to the other party detailing its business needs for the additional report. If the other party does not object in writing within thirty (30) days of receiving such a request, then Schedule D shall be updated to include such report in the list of those to be provided on a regular basis. The Ceding Company will provide the Reinsurer with information necessary to properly account for the business reinsured, as specified in this Agreement.

5.	TERMINAL SETTLEMENTS

In the event this Agreement is terminated, an accounting and settlement as to any balance due under this Agreement shall be undertaken by the parties. The net payment to the Ceding Company shall be [REDACTED].

6.	CLAIMS, EXPENSES AND EXTRA-CONTRACTUAL DAMAGES

Expenses incurred by the Ceding Company in settling, defending or investigating a claim for Individual Policy liability or in taking up or rescinding an Individual Policy reinsured under this Agreement shall be covered under this Agreement, but in no event shall the following categories of expenses or liabilities be covered under this Agreement:

A.	routine investigative or administrative expenses;

B.	expenses incurred in connection with a dispute or contest arising out of the conflicting claims of entitlement to Policy proceeds or benefits which the Ceding Company admits are payable;

C.	expenses, fees, settlements, or judgments arising out of, related to or in connection with claims against the Ceding Company for consequential, compensatory, punitive, or exemplary damages; and

D.	expenses, fees, settlements, or judgments arising out of, related to or in connection with claims against the Ceding Company and based on alleged or actual bad faith, failure to exercise good faith, or tortious conduct.

7.	SETTLEMENTS

A.	All settlements shall be on a net cash basis or cash equivalent in accordance with Schedule D. If an amount is due the Reinsurer, it shall be paid by the due date of the report. If an amount is due the Ceding Company, it shall be paid within sixty (60) days of the report.

ARTICLE IV MODCO

ACCOUNT

1.	DURATION

The Ceding Company shall maintain a modco account during the term of this Agreement.

2.	INITIAL FUNDING OF THE MODCO ACCOUNT

No later than January 31, 2023, the Ceding Company shall establish a modified coinsurance account (“the Modco Account”) on the books and records of the Ceding Company funded with assets to be received from the Reinsurer such that the total Statutory Carrying Value of those assets equal Statutory Reserves at December 31, 2022.

The total Statutory Carrying Value of the modco account shall at all times be greater than or equal to the Statutory Reserves. The Modco Account and the assets maintained therein will be owned and maintained by the Ceding Company and will be used exclusively for the purposes set forth in this Agreement.  The assets maintained in the Modco Account shall be invested in and consist [REDACTED].

In the event that the Statutory Carrying Value of the assets in the modco account exceed the Statutory Reserves, the Reinsurer may request payment for such excess amount by providing at least thirty (30) days’ notice; otherwise, the excess amount will be retained by the Ceding Company on the Reinsurer’s behalf.

3.	INVESTMENT STRATEGY

The Ceding Company may use its discretion in managing the assets in the modco account provided it follows the investment guidelines as set forth in Schedule F. The Reinsurer may only challenge the Ceding Company's investment strategy and buy/sell decisions with respect to the assets in the modco account if the Ceding Company fails to maintain a reasonable matching between assets and liabilities. Notwithstanding the preceding, the Ceding Company shall take due consideration of any recommendations made by the Reinsurer regarding the Ceding Company's investment strategy or its buy/sell decisions.

ARTICLE V

ERRORS

This Agreement will not be abrogated by the failure of either the Ceding Company or the Reinsurer to comply with any of the terms of this Agreement if it is shown that said failure was unintentional and the result of a misunderstanding, oversight or clerical error on the part of either the Ceding Company or the Reinsurer. Both parties will be returned to the position they would have occupied had no such oversight, misunderstanding or clerical error occurred. No interest shall be paid on errors.

ARTICLE VI

FORMS

Upon request, the Ceding Company will furnish the Reinsurer with any specimen copies of its applications, forms, and any tables of rates and values which may be required for the proper administration of the business reinsured under this Agreement and will keep the Reinsurer informed with proper documentation as to any modifications or new forms which would be required for the proper administration of reinsurance under this Agreement.

ARTICLE VII

REPRESENTATIONS, WARRANTIES AND COVENANTS

1.	CHANGES TO CEDING COMPANY PROCEDURES

Except as set forth in Article VII, Section 2 below, during the term of this Agreement the Ceding Company shall not permit a Material Change to the Ceding Company's:

A.	normal underwriting practices and procedures when issuing [REDACTED], particularly with regard to policy coverages and benefits, classes of persons insured and requirements for medical examinations and other underwriting information;

B.	normal practices and procedures of investigating and administering claims; and

C.	method of determining any value used to compute net retained claims.

2.	CONSENT TO CHANGES IN CEDING COMPANY PROCEDURES

The Ceding Company shall promptly notify the Reinsurer in writing of its intent to take any action which, if performed, would breach one or more of the covenants contained in Article VII, Section 1. If the Reinsurer determines that such action would not adversely affect its economic interests under this Agreement, it shall consent in writing to the action by the Ceding Company and the Ceding Company shall proceed in due course with such action.

ARTICLE VIII

AUDIT AND INSPECTION

1.	The Reinsurer may audit, at any reasonable time and at its own expense, all records and procedures relating to reinsurance under this Agreement. The Ceding Company shall cooperate in the audit, including providing at the office of the Reinsurer any information requested by the Reinsurer in advance of the audit.

2.	Each party, or its duly authorized representative, shall have access at any reasonable time during regular business hours to the original and any non-identical copies of all electronic and hard copy papers, books, records and documents relating or referring to, connected with or affecting reinsurance under this Agreement that are within the possession or control of the other party.

ARTICLE IX

CONFIDENTIALITY

The Reinsurer and the Ceding Company may come into the possession or knowledge of Confidential Information of either party in fulfilling their obligations under this Agreement. The Reinsurer and the Ceding Company agree to hold such information in confidence and to take all reasonable steps to ensure that such Confidential Information is not disclosed in any form by any means by its employees or third parties of any kind, except by advance written authorization by an officer of the Reinsurer or the Ceding Company; provided however, that the Reinsurer and the Ceding Company will be deemed to have satisfied their obligations as to the Confidential Information by protecting its confidentiality in the same manner that they would protect their own proprietary or confidential information of like kind which will be at least a reasonable manner or, if it is determined that such disclosure is necessary in order to avoid a violation or potential violation of legal obligations in accordance with the following:

If the Reinsurer or the Ceding Company, their employees, directors, or advisers are requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand, or similar process) to disclose Confidential Information, it will promptly notify the other party in writing. The party notified will promptly determine whether to contest such attempted discovery by legal means or to waive compliance by the notifying party with the terms of this Agreement. If, in the opinion of its counsel, the Reinsurer or the Ceding Company is subject to contempt, sanction or other penalty for failure to disclose the requested Confidential Information, it may, without violating the terms of this Agreement, disclose only that portion of the Confidential Information that counsel advises is legally required to be disclosed, provided that it exercises all reasonable efforts to preserve the confidentiality of such information, including, without limitation, by cooperating with the Reinsurer or the Ceding Company in obtaining a protective order or other reliable assurance that the Confidential Information will be protected from further disclosure, provided, however, that all expenses of such efforts (other than allocated costs of home office employees at such location) shall be borne by the party whose confidential information is sought to be disclosed.

Notwithstanding anything in this Article IX to the contrary, both the Ceding Company and the Reinsurer (and each employee, representative, or other agent of either of them) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to either the Ceding Company or the Reinsurer relating to such tax treatment and tax structure.

ARTICLE X

INSOLVENCY

1.	In the event of the insolvency of the Ceding Company, reinsurance shall be payable on the basis of reported claims allowed in liquidation proceedings against the Ceding Company, subject to the Reinsurer's right of offset provided in Article III, Section 2, and subject to court approval, without diminution because of the insolvency of the Ceding Company. Payments shall be made directly to the Ceding Company or its domiciliary liquidator, except as provided in IC. 27-9-3-30.1 or any successor thereto.

2.	In the event of the insolvency of the Ceding Company, the domiciliary liquidator, receiver or statutory successor of the Ceding Company shall give the Reinsurer written notice of the pendency of a claim on a Contract made against the Reinsurer within a reasonable time after such claim is filed in the liquidation proceeding. During the pendency of the claim, the Reinsurer may investigate the claim and interpose in the proceeding where such claim is to be adjudicated at its own expense, any defenses that the Reinsurer considers available to the Ceding Company or its liquidator, receiver or statutory successor.

3.	A proportionate share of the expense thus incurred by the Reinsurer shall be charged, subject to court approval, against the Ceding Company as part of the expense of liquidation, commensurate with the benefit which may accrue to the Ceding Company as a result of the defense undertaken by the Reinsurer.

4.	The Reinsurer's liability will not increase as a result of the insolvency of the Ceding Company.

5.	In the event of the insolvency of the Reinsurer, the liability of the Reinsurer shall not terminate but shall continue with respect to the reinsurance ceded to the Reinsurer by the Ceding Company prior to the date of such insolvency, and the Ceding Company shall continue to have a security interest in any and all sums held by or under deposit in the name of the Reinsurer.

ARTICLE XI

PARTIES TO THE AGREEMENT

This is an Agreement for indemnity reinsurance solely between the Ceding Company and the Reinsurer. The acceptance of reinsurance hereunder will not create any right or legal relation whatsoever between the Reinsurer and any annuitant, contract owner, or beneficiary under any contracts of the Ceding Company which may be reinsured hereunder. In no instance shall anyone other than the Ceding Company or the Reinsurer have any rights under this Agreement.

ARTICLE XII

DURATION AND TERMINATION OF AGREEMENT

1.	Except as otherwise provided, this Agreement is unlimited in duration.

2.	This Agreement can be terminated for new business by either the Ceding Company or the· Reinsurer, subject to at least thirty (30) days advance written notice.

3.	The Reinsurer may terminate this Agreement if the Ceding Company breaches a covenant contained in Article VII, Section 1, and the Reinsurer does not otherwise consent as provided for in Article VII, Section 2.

4.	In the event that more than 50% of the stock of the Reinsurer is ever held by an individual or entity who is not affiliated with the Ceding Company, then the Ceding Company may terminate this Agreement on thirty (30) days written notice to the Reinsurer. The Reinsurer is obligated to provide the Ceding Company with written notice immediately upon the transfer of 50% or more of its stock to an individual or entity who is not affiliated with the Ceding Company.

5.	This Agreement is automatically terminated when all [REDACTED] risks terminate.

ARTICLE XIII

JURISDICTION

1.	JURISDICTION ISSUES

A.	To the extent necessary to comply with Indiana Code section 27-6-10.1-2(H) or any successor thereto ,, in the event that the Reinsurer fails to perform its obligations under the terms of this Agreement, the Reinsurer, at the request of the Ceding Company shall:

(i)	submit to the jurisdiction of any court with jurisdiction in any state of the United States;

(ii)	comply with all requirements necessary to give the court described in clause (i) above jurisdiction;

(iii)	abide by the final decision of the court or of any appellate court in the event of an appeal; and

(iv)	designate the commissioner or an attorney licensed in, and having offices in, Indiana as its true and lawful attorney upon whom may be served any lawful process in any action, suit, or proceeding instituted by or on behalf of the Ceding Company.

B.	This Article XIII is not intended to conflict with or override the obligation of the parties to arbitrate their disputes pursuant to Article XIV.

ARTICLE XIV

ARBITRATION

1.	ARBITRATION

If the Ceding Company and the Reinsurer cannot mutually resolve a dispute regarding the interpretation or operation of this Agreement, the dispute shall be decided through arbitration as set forth in Schedule E. The arbitrators shall base their decision on the terms and conditions of this Agreement, plus, as necessary, on the customs and practices of the insurance and reinsurance industry rather than solely on a strict interpretation of the applicable law. There shall be no appeal from their decision, except that either party may petition a court having jurisdiction over the parties and the subject matter to reduce the arbitrator's decision to judgment.

2.	FEDERAL ARBITRATION ACT

The parties intend this article to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C., Section 1) including any amendments to that Act which are subsequently adopted. In the event that either party refuses to submit to arbitration as required by paragraph 1, the other party may request a United States Federal District Court to compel arbitration in accordance with the Federal Arbitration Act. Both parties consent to the jurisdiction of such court to enforce this article and to confirm and enforce the performance of any award of the arbitrators.

ARTICLE XV

DEFERRED ACQUISITION COST

TAX ELECTION

1.	The Reinsurer and the Ceding Company each acknowledge that it is subject to taxation under Subchapter "L" of the Internal Revenue Code of 1986 as amended (the "Code").

2.	With respect to this Agreement, the Reinsurer and the Ceding Company agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations, whereby:

A.	Each party shall attach a schedule to its federal income tax return which identifies this Agreement for which the joint election under the Regulation has been made;

B.	The party with net positive consideration, as defined in the Regulation promulgated under Code Section 848, for this Agreement for each taxable year, shall capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(l);

C.	Each party agrees to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency; and

D.	This election shall be effective for the year that this Agreement was entered into and for all subsequent years that this Agreement remains in effect.

ARTICLE XVI

ENTIRE AGREEMENT

1.	This Agreement represents the entire agreement between the parties with respect to the business being reinsured hereunder and supersedes any prior oral or written agreement between the parties regarding its subject matter.

2.	Any changes or modifications to the Agreement will be null and void unless made by amendment to the Agreement and signed by both parties. All amendments to the Agreement must be approved by the Indiana Department of Insurance or the Ceding Company’s then current domestic regulator. Notwithstanding the foregoing, the parties may agree to immaterial changes to the Agreement, including any Schedules, without executing an amendment.

3.	A waiver of a right created by this Agreement shall constitute a waiver only with respect to the particular circumstance for which it is given and not a waiver of any future circumstance.

ARTICLE XVII

MISCELLANEOUS

1.	CURRENCY

All currency will be payable in United States dollars.

2.	HEADINGS AND SCHEDULES

Headings are not a part of this Agreement and shall not affect its terms. The attached Schedules are a part of this Agreement.

3.	NOTICES

All notices and communications hereunder shall be in writing and, except in those instances when actual notice is required, shall be deemed given: (a)(i) when delivered personally, (ii) when made or given via facsimile transmission or electronic media, or (iii) when mailed by certified mail or registered mail (return receipt requested); and (b) when addressed as provided below.

All notices or communications to the Reinsurer under this Agreement shall be addressed as follows:

Mr. Shantanu Mishra

Treasurer

Lincoln National Reinsurance Company (Barbados) Limited

1301 S. Harrison Street

Fort Wayne, IN 46802

All notices and communications to the Ceding Company under this Agreement shall be directed to:

Ms. Brandy Ness

Vice President

The Lincoln National Life Insurance Company

1301 S. Harrison Street

Fort Wayne, IN 46802

4.	SEVERABILITY

If any term or provision of this Agreement shall be held void, illegal, or unenforceable, the validity of the remaining portions or provisions shall not be affected thereby.

5.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.

6.	SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon the parties hereto and their respective successors and assigns, including any rehabilitator, conservator, liquidator, or statutory successor of either party.

7.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

8.	AMENDMENT OR WAIVER

No amendment or waiver of any provision of this Agreement shall be effective unless set forth in writing, signed by duly authorized officers of the parties. A waiver shall constitute a waiver only with respect to the particular circumstance for which it is given and not a waiver of any future circumstance.

9.	INTERPRETATION

For purposes of this Agreement, the words "hereof," ''herein," "hereby," and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

10.	INVESTIGATIONS

The Ceding Company will notify the Reinsurer immediately, in writing, of any and all investigations of the Ceding Company or its directors, principal officers or shareholders conducted by any federal, state or local governmental or regulatory agency other than routine state or federal examinations. Likewise, the Reinsurer will notify the Ceding Company immediately, in writing, of any and all investigations of the Reinsurer or its directors, principal officers or shareholders conducted by any federal, state or local governmental or regulatory agency other than routine state or federal examinations.

The remainder of this page has been left blank intentionally – signature page follows.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in duplicate on the dates shown below.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By:	[REDACTED]	Date:	December 29, 2022

Printed Name:	Brandy C. Ness

Title:	Vice President

LINCOLN NATIONAL REINSURANCE COMPANY (BARBADOS) LIMITED

By:	[REDACTED]	Date:	December 29, 2022

Printed Name:	Keith J. Ryan

Title:	Vice President & CFO

SCHEDULES

SCHEDULE A	REINSURED [REDACTED]

SCHEDULE B	CONTRACTS WITH ACCEPTED COVERAGES

SCHEDULE C	PREMIUM RATES

SCHEDULE D	REPORTS

SCHEDULE E	ARBITRATION

SCHEDULE F	INVESTMENT GUIDELINES

SCHEDULE A REINSURED [REDACTED]

Each contract listed in Schedule B contains [REDACTED]which are covered by this Agreement include all variations of the following:

[REDACTED]

SCHEDULE B

CONTRACTS WITH ACCEPTED COVERAGES

Contracts covered by this Agreement include all Contracts either issued by the Ceding Company directly or issued by Lincoln Life & Annuity Company of New York and reinsured with the Ceding Company and included in the following list:

[REDACTED]

SCHEDULE C

PREMIUM RATE SCHEDULE

Initial Reinsurance Premium:

The Initial Reinsurance Premium shall equal [REDACTED]

Payment of Reinsurance Premium:

The Reinsurance Premium is payable in arrears after the end of each accounting period. [REDACTED]

SCHEDULE D

SETTLEMENT REPORTS

Within thirty (30) days after the end of each Accounting Period, the Ceding Company will furnish the Reinsurer with a summary report that includes calculated reinsurance premiums, claims, net investment income on the modco account, and Statutory Reserves, for the business covered by this Agreement substantially similar to the following:

The Lincoln National Life Insurance Company Reinsurance Settlement Report (to be settled no less often then quarterly) for Lincoln National Reinsurance Barbados, Ltd. MM//YYYY

[REDACTED]

SCHEDULE E

ARBITRATION

To initiate arbitration, either the Ceding Company or the Reinsurer shall notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent shall respond to the notification in writing within ten (10) days of its receipt.

The arbitration hearing shall be before a single arbitrator. In order to be eligible to serve as an arbitrator, an individual must not be a present or former officer, attorney or consultant of the Ceding Company or the Reinsurer or of either of their affiliates. The arbitrator must be neutral, impartial, and disinterested.

The Ceding Company and the Reinsurer shall each name three candidates to serve as an arbitrator. The Ceding Company and the Reinsurer shall take turns striking the name of one of the remaining candidates from the initial six candidates until only one candidate remains. If the candidate so chosen shall decline to serve as the arbitrator, the candidate whose name was stricken last shall be nominated as the arbitrator. This process shall continue until a candidate has been chosen and has accepted. The first turn at striking the name of a candidate shall belong to the party that is responding to the other party's initiation of the arbitration. Once chosen, the arbitrator is empowered to decide all substantive and procedural issues.

It is agreed that the arbitrator shall be neutral, impartial, and disinterested regarding the dispute on the basis described in the "Arbitration" article of the Agreement. Therefore, at no time will either the Ceding Company or the Reinsurer contact or otherwise communicate with any person who is to be or has been designated as a candidate to serve as an arbitrator concerning the dispute, except upon the basis of jointly drafted communications provided by both the Ceding Company and the Reinsurer to inform the individual actually chosen as arbitrator of the nature and facts of the dispute. Likewise, any written or oral arguments provided to the arbitrator concerning the dispute shall be coordinated with the other party and shall be provided simultaneously to the other party or shall take place in the presence of the other party. Further, at no time shall any arbitrator be informed that the arbitrator has been named or chosen by one party or the other.

The arbitration hearing shall be held on the date fixed by the arbitrator. In no event shall this date be later than six months after the appointment of the arbitrator. The arbitration hearing shall be held in Fort Wayne, Indiana. As soon as possible, the arbitrator shall establish prearbitration procedures as warranted by the facts and issues of the particular case. At least ten (10) days prior to the arbitration hearing, each party shall provide the other party and the arbitrator with a detailed statement of the facts and arguments it will present at the arbitration hearing. The arbitrator may consider any relevant evidence; he or she shall give the evidence such weight as he or she deems it entitled to after consideration of any objections raised concerning it. The party initiating the arbitration shall have the burden of proving its case by a preponderance of the evidence. Each party may examine any witnesses who testify at the arbitration hearing.

Within twenty (20) days after the end of the arbitration hearing, the arbitrator shall issue a written decision that sets forth his or her findings and any award to be paid as a result of the arbitration, except that the arbitrator may not award punitive or exemplary damages. In his or her decision, the arbitrator shall also apportion the costs of arbitration, which shall include, but not be limited to, his or her own fees and expenses.

SCHEDULE F

INVESTMENT GUIDELINES

[REDACTED]